SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period August 4, 2006 to August 10, 2006
PENGROWTH ENERGY TRUST
2900, 240 - 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Second Quarter Report for the period ended June 30, 2006

2.	Certification of Interim Filings — CEO

3.	Certificate of Interim Filings — CFO

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH CORPORATION

August 10, 2006	By:	/s/ Gordon M. Anderson

Name: Gordon M. Anderson
Title: Vice President

S E C O N D   Q U A R T E R   R E S U L T S
J U N E   3 0 ,   2 0 0 6
H I G H L I G H T S
Pengrowth spent approximately $122 million on its capital expenditure program during the first six months of 2006 with efforts directed towards increasing production and additional reserve recovery through infill drilling. The 2006 capital expenditure program has been expanded through the second quarter to recognize additional development opportunities and is now expected to total approximately $261 million for the full year.
•
Pengrowth generated $149 million ($0.93 per average trust unit outstanding) of distributable cash from second quarter 2006 operations, compared to $134 million ($0.86 per trust unit) in the second quarter of 2005. Distributions paid or declared were $121 million for second quarter 2006 (2005 — $110 million). Distributions to unitholders during the quarter totaled $0.75 per trust unit resulting in a payout ratio of approximately 81 percent.
•
Despite the decline in natural gas prices during the quarter, Pengrowth’s oil and gas sales decreased only three percent quarter over quarter to $284 million as a result of Pengrowth’s balanced production which benefited from the offsetting strength in pricing for crude oil and liquids.
•
Pengrowth’s second quarter average realized price after hedging remained relatively flat at $54.91 per boe compared to $55.04 per boe in the previous quarter. The approximate 23 percent decrease in the realized price for natural gas was largely offset by respective increases of 15 percent, 72 percent and 1 percent in the prices realized for light oil, heavy oil and natural gas liquids.
•
Pengrowth’s operating netback increased 8 percent to $33.94 for the second quarter compared to $31.44 for the previous quarter and 16 percent versus the second quarter of 2005.
•
Operational downtime and production curtailments required for the installation of compression facilities at the Sable Offshore Energy Project (SOEP) had an unfavourable impact on second quarter production volumes. Planned maintenance activities, wet weather and natural production declines also contributed to an approximate four percent decline in second quarter production to 56,325 boe per day from 58,845 boe per day in the first quarter of 2006. The full year production outlook remains positive and Pengrowth is increasing its forecast for average 2006 production to 56,000 to 57,500 boe per day, excluding the impact of future acquisitions or dispositions and the recently announced combination with Esprit Energy Trust.
Note regarding currency: All figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

- 2 - PENGROWTH ENERGY TRUST
Summary of Financial and Operating Results

	Three Months ended			Six Months ended
	June 30%			June 30%
(thousands, except per unit amounts)	2006	2005	Change	2006	2005	Change

INCOME STATEMENT
Oil and gas sales	$283,532	$253,189	12%	$575,428	$493,103	17%
Net income	$110,116	$53,106	107%	$176,451	$109,420	61%
Net income per trust unit	$0.69	$0.34	103%	$1.10	$0.71	55%

CASH FLOW
Cash generated from operations	$118,326	$126,086	-6%	$309,925	$262,506	18%
Cash generated from operations per trust unit	$0.74	$0.80	-8%	$1.93	$1.69	14%

Distributable cash *	$149,080	$134,047	11%	$293,257	$261,851	12%
Distributable cash per trust unit *	$0.93	$0.86	8%	$1.83	$1.69	8%
Distributions paid or declared	$120,597	$110,268	9%	$240,899	$216,266	11%
Distributions paid or declared per trust unit	$0.75	$0.69	9%	$1.50	$1.38	9%
Payout ratio*	81%	82%	-1%	82%	83%	-1%

Development capital	$47,176	$29,016	63%	$122,254	$74,752	64%

Weighted average number of trust units outstanding	160,592	156,718	2%	160,372	155,062	3%

BALANCE SHEET
Working capital				$(97,150)	$(90,479)	7%
Property, plant and equipment and other assets				$2,081,403	$2,141,769	-3%
Long term debt				$488,310	$461,508	6%
Unitholders’ equity				$1,430,850	$1,461,384	-2%
Unitholders’ equity per trust unit				$8.90	$9.23	-4%

Number of trust units outstanding at period end				160,777	158,283	2%

DAILY PRODUCTION
Crude oil (barrels)	20,342	20,906	-3%	20,800	20,676	1%
Heavy oil (barrels)	4,869	5,641	-14%	4,943	5,842	-15%
Natural gas (mcf)	150,976	153,423	-2%	154,407	155,446	-1%
Natural gas liquids (barrels)	5,952	5,870	1%	6,101	6,106	0%
Total production (boe)	56,325	57,988	-3%	57,578	58,532	-2%

TOTAL PRODUCTION (mboe)	5,126	5,277	-3%	10,422	10,594	-2%

PRODUCTION PROFILE
Crude oil	36%	36%		36%	35%
Heavy oil	9%	10%		8%	10%
Natural gas	45%	44%		45%	44%
Natural gas liquids	10%	10%		11%	11%

AVERAGE REALIZED PRICES (after hedging)
Crude oil (per barrel)	$72.67	$56.44	29%	$67.91	$55.45	22%
Heavy oil (per barrel)	$50.07	$30.32	65%	$39.52	$27.27	45%
Natural gas (per mcf)	$6.76	$7.34	-8%	$7.77	$7.09	10%
Natural gas liquids (per barrel)	$58.92	$50.03	18%	$58.57	$50.26	17%
Average realized price per boe	$54.91	$47.79	15%	$54.98	$46.38	19%

*	See the section entitled “Non-GAAP Financial Measures”

PENGROWTH ENERGY TRUST - 3 -
Summary of Trust Unit Trading Data

	Three Months ended				Six Months ended
	June 30				June 30
(thousands, except per trust unit amounts)	2006		2005		2006		2005
TRUST UNIT TRADING (Class A)
PGH (NYSE)
High	$25.00	U.S.	$22.74	U.S.	$25.15	U.S.	$22.94	U.S.
Low	$21.85	U.S.	$19.05	U.S.	$21.50	U.S.	$18.11	U.S.
Close	$24.09	U.S.	$22.25	U.S.	$24.09	U.S.	$22.25	U.S.
Value	$336,990	U.S.	$334,986	U.S.	$653,208	U.S.	$850,117	U.S.
Volume (thousands of trust units)	14,277		16,153		27,698		40,774

PGF.A (TSX)
High	$28.50		$27.90		$28.96		$28.29
Low	$24.20		$23.95		$24.20		$22.15
Close	$26.70		$27.20		$26.70		$27.20
Value	$47,608		$46,405		$81,449		$99,672
Volume (thousands of trust units)	1,810		1,798		3,054		3,847

TRUST UNIT TRADING (Class B)
PGF.B (TSX)
High	$26.05		$19.01		$26.05		$19.90
Low	$22.41		$16.37		$20.71		$16.10
Close	$26.05		$18.40		$26.05		$18.40
Value	$459,628		$342,470		$879,690		$886,171
Volume (thousands of trust units)	18,982		19,370		37,321		48,589

- 4 - PENGROWTH ENERGY TRUST
President’s Message
Pengrowth continued to perform well during the second quarter. Oil and gas sales remained strong benefiting from Pengrowth’s balanced production profile and the strength in crude prices which helped to offset the decline in natural gas pricing which began in the first quarter. As a result, distributable cash increased three percent quarter over quarter to $149 million resulting in a payout ratio of approximately 81 percent and withholdings of $28 million to help fund Pengrowth’s development activities.
Pengrowth remained focused on its development opportunities during the quarter and continued to achieve encouraging results. Following a mid-year review of Pengrowth’s development program a determination was made to increase the full year program from our original budget of $236 million to $261 million in recognition of incremental development opportunities available including an additional 140 Milk River well drilling program at Tilley as well as an expanded coalbed methane drilling program.
Pengrowth also made significant progress on several other fronts. On May 16, 2006, Pengrowth’s Board of Directors announced its unanimous recommendation to remove Pengrowth’s dual class structure. Pengrowth’s Board of Directors elected to bring the consolidation proposal forward to unitholders for a vote having determined that the dual class structure was a significant impediment to the execution of Pengrowth’s business plan. In making its determination, Pengrowth’s Board of Directors considered the advice of its financial advisors including BMO Nesbitt Burns, Merrill Lynch and RBC Capital Markets whose findings concluded that the dual class structure resulted in:
•	an inability to effectively raise capital at the lowest possible cost;

•	a significant impediment to completing mergers or acquisitions using trust units as consideration;

•	significantly reduced liquidity in the trading of Pengrowth’s trust units;

•	an inability to complete efficient equity financings; and

•	a diversion of management’s time.
On June 23, 2006, Pengrowth unitholders voted in excess of 98 percent in favour of consolidating the Class A and Class B trust units into a single class of units at the special and annual meetings.
The trust units were consolidated through a two-phase process with the final consolidation becoming effective following the close of markets on July 27, 2006. On July 28, 2006, Pengrowth trust units began trading as a consolidated trust unit on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.
The benefits of the consolidation have already begun to be realized and Management’s commitment to enhancing unitholder value was further evidenced by the strategic business combination (the “Combination”) with Esprit Energy Trust which was announced subsequent to the quarter end on Monday, July 24, 2006. The combination remains subject to regulatory approval and the approval to two-thirds of Esprit unitholders and is expected to close on or about September 28, 2006.
Highlights of the Combination between Pengrowth and Esprit
•	Under the agreement, each Esprit unit will be exchanged for 0.53 of a Pengrowth unit.

•	In addition, Esprit’s Board of Directors expects to pay a $0.30 per unit special distribution. This special distribution is expected to be paid immediately prior to the closing of the transaction. If and when declared, this is intended to effectively maintain the equivalent cash distribution to Esprit unitholders for 17 months.

•	Including the special distribution, the total consideration to be received by Esprit unitholders represents a 26 percent premium based on the closing prices on July 21, 2006 for each of the Esprit and Pengrowth units. This represents a substantial premium for Esprit unitholders, almost ten times the average of all previous trust mergers. It also reflects an excellent opportunity for Pengrowth to acquire high quality, long life, natural gas weighted reserves through corporate acquisition at a cost of approximately $72,450 per boe per day and $18.50 per boe of proved plus probable reserves. These are favourable metrics in today’s competitive acquisition environment.

•	The Combination is expected to be accretive to Pengrowth unitholders on all pertinent financial and operational measures, including reserves, production and distributable cash flow per trust unit.

•	The combination will provide Pengrowth with approximately 18,350 barrels of oil equivalent (boe) per day of current production, 71.7 million boe of proved plus probable oil and natural gas reserves, 250,000 net acres of undeveloped land and includes shallow gas and coalbed methane potential.

PENGROWTH ENERGY TRUST - 5 -
•	Esprit unitholders will be able to participate in a larger pool of development and growth opportunities, including Pengrowth’s enhanced oil recovery programs, coalbed methane initiatives, oil sands assets and conventional development.

•	The transaction significantly reduces portfolio risk by creating a combined trust that will have a more diversified asset base and more balanced production mix than either entity on a stand-alone basis.

•	The combined trust will continue to hold Pengrowth’s interests in five of the largest oil pools in western Canada which are expected to continue to deliver incremental reserves through technological advances in enhanced recovery.

•	The combined trust will have increased financial strength with a more competitive cost of capital which is critical in the tight acquisition market.
The Combination furthers Pengrowth’s long term strategy of acquiring long life assets and provides a significant strategic fit in terms of assets, people and ongoing business philosophies. Following completion of the Combination, the combined trust will have total production of approximately 75,000 boe per day, weighted 52 percent to natural gas and 48 percent to oil and liquids, proved plus probable reserves of approximately 291 million boe and a reserve life index of 10.6 years.
The coming months promise to be both exciting and challenging. I am eager to capitalize on the opportunities ahead and look forward to welcoming new employees from Esprit to the Pengrowth team, including Esprit’s Chairman of the Board Mr. Michael Stewart. I also would like to thank both Pengrowth’s Board of Directors and our more than 300 team members for their exceptional efforts thus far in creating value for our unitholders and their continuing efforts going forward.
James S. Kinnear
Chairman, President and Chief Executive Officer
August 2, 2006
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, Calgary Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051 Investor Relations, Toronto Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

- 6 - PENGROWTH ENERGY TRUST
Management’s Discussion and Analysis
The following Management’s Discussion and Analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and the interim unaudited consolidated financial statements for the six months ended June 30, 2006 and is based on information available to August 2, 2006.
Frequently Recurring Terms
For the purposes of this Management’s Discussion and Analysis, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this Management’s Discussion and Analysis: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent; “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This Management’s Discussion and Analysis contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Management’s Discussion and Analysis include, but are not limited to, statements with respect to: reserves, average 2006 production, production additions from Pengrowth’s 2006 development program, the impact on production of divestitures in 2006, total operating expenses for 2006, 2006 operating expenses per boe, capital expenditures for 2006 and the breakdown of such capital expenditures for drilling, facilities and maintenance, land and seismic acquisition and re-completions, work-overs, and CO2 pilot. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Risk Factors” in Pengrowth’s most recent Annual Information Form, its most recent consolidated financial statements, management’s discussion and analysis, management’s information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Management’s Discussion and Analysis are made as of the date of this Management’s Discussion and Analysis and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by this cautionary statement.

PENGROWTH ENERGY TRUST - 7 -
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.
The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101), Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
Non-GAAP Financial Measures
This Management’s Discussion and Analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as funds generated from operations, distributable cash, distributable cash per trust unit, payout ratio and operating netbacks do not have standardized meanings prescribed by GAAP. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
RESULTS OF OPERATIONS
Production
Average daily production for the second quarter of 2006 decreased four percent from the first quarter of 2006. This decrease is attributable primarily to operational curtailments at the Sable Offshore Energy Project (SOEP) partially offset by the additional production from the Dunvegan area acquisition which closed on March 30, 2006. Production for both the second quarter and first half of 2006 decreased from the same periods in 2005 as additions from Judy Creek improved gas sales and the Dunvegan area acquisition were not able to offset the operational downtime at SOEP and natural production declines.
At this time, Pengrowth is increasing the lower end of its forecast range to 56,000 from 55,500 boe per day resulting in revised full year production guidance of 56,000 to 57,500 boe per day. This estimate incorporates anticipated production additions from planned 2006 development activities. Offsetting these additions are the Monterey and other minor previously disclosed divestitures of approximately 1,300 boe per day and expected production declines from normal operations. The above estimate excludes the impact from the Esprit business combination announced on July 24, 2006 and any potential impact from other acquisitions or divestitures.
Daily Production

	Three months ended			Six months ended
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Light crude oil (bbls)	20,342	21,262	20,906	20,800	20,676
Heavy oil (bbls)	4,869	5,018	5,641	4,943	5,842
Natural gas (mcf)	150,976	157,876	153,423	154,407	155,446
Natural gas liquids (bbls)	5,952	6,252	5,870	6,101	6,106

Total boe per day	56,325	58,845	57,988	57,578	58,532

Light crude oil production volumes for the second quarter of 2006 decreased four percent from the first quarter of 2006 and three percent from the second quarter of 2005 due to natural production declines. For the first six months of 2006 versus the same period in 2005, production increased minimally as improvements at Weyburn, Judy Creek and Swan Hills offset natural production declines.
Heavy oil production decreased three percent in the second quarter of 2006 from the first quarter of 2006 due to natural production declines. The 14

- 8 - PENGROWTH ENERGY TRUST
percent decrease in production for the second quarter of 2006 compared to the second quarter of 2005 is attributable to natural production declines particularly at partner operated properties. On a year-to-date basis, production decreased 15 percent due to natural production declines.
Natural gas production for the second quarter of 2006 decreased four percent from the first quarter of 2006. This decrease is primarily due to the curtailed production at SOEP, partially offset by the Dunvegan area acquisition. Operational downtime and a compressor installation at SOEP during the second quarter decreased gas volumes by 3,700 mcf per day with a return to full production expected in the third quarter. The production for the second quarter of 2006 compared to the second quarter of 2005 decreased two percent. Additions from increased gas sales at Judy Creek due to lower residue gas solvent demand and the Dunvegan area acquisition were more than offset by SOEP operational curtailments, natural production decline and the Monterey divestment which closed on January 12, 2006. For the first six months of 2006 compared to the same period in 2005, production decreased by one percent. Additional production volumes from increased gas sales at Judy Creek due to lower residue gas solvent demand, ongoing development activities, particularly the Prespatou and Princess drilling programs completed in the second half of 2005, and the Crispin acquisition, were more than offset by SOEP operational downtime, the Monterey divestment and natural production declines.
Natural gas liquids (NGLs) production for the second quarter of 2006 decreased five percent from the first quarter of 2006 primarily due to production curtailments at SOEP. In comparing the second quarter of 2006 to the second quarter of 2005, production increased just over one percent. Production for the first half of 2006 remained flat in comparison to the first half of 2005.
Pricing and Commodity Price Hedging
The increase in U.S. based prices for North American crude oil was partially offset by the negative impact of the rising Canadian dollar. Natural gas prices in North America continued to decline in the second quarter of 2006 from the first quarter of 2006.
Average Realized Prices

	Three months ended			Six months ended
(Cdn$)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Light crude oil (per bbl)	75.67	65.06	62.22	70.27	60.16
after hedging	72.67	63.31	56.44	67.91	55.45
Heavy oil (per bbl)	50.07	29.18	30.32	39.52	27.27
Natural gas (per mcf)	6.69	8.74	7.25	7.72	7.05
after hedging	6.76	8.76	7.34	7.77	7.09
Natural gas liquids (per bbl)	58.92	58.23	50.03	58.57	50.26

Total per boe	55.80	55.62	49.65	55.71	47.94
after hedging	54.91	55.04	47.79	54.98	46.38

Benchmark prices
WTI oil (U.S.$ per bbl)	70.72	63.48	53.22	67.13	51.66
AECO spot gas (Cdn$ per gj)	5.95	8.79	6.99	7.37	6.67
NYMEX gas (U.S.$ per mmbtu)	6.76	8.98	6.73	7.87	6.50
Currency (U.S.$/Cdn$)	0.89	0.87	0.80	0.88	0.81

As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions.

WTI Oil Price ($ U.S./bbl)	AECO Gas Price ($ Cdn/mcf)	Exchange Rate ($ Cdn/$ U.S.)

PENGROWTH ENERGY TRUST - 9 -
Hedging Losses (Gains)

	Three months ended			Six months ended
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Light crude oil ($ millions)	5.6	3.3	11.0	8.9	17.6
Light crude oil ($ per bbl)	3.00	1.75	5.78	2.36	4.71
Natural gas ($ millions)	(1.0)	(0.3)	(1.2)	(1.3)	(1.1)
Natural gas ($ per mcf)	(0.07)	(0.02)	(0.09)	(0.05)	(0.04)

Combined ($ millions)	4.6	3.0	9.8	7.6	16.5
Combined ($ per boe)	0.89	0.58	1.86	0.73	1.56

Commodity price hedges in place at June 30, 2006 are provided in Note 10 to the Financial Statements. At June 30, 2006, the mark-to-market value of the fixed price financial sales contracts represented a potential loss of $16.5 million, which includes $3.4 million that has been recognized on the income statement in the second quarter.
In conjunction with the Murphy acquisition, which closed in 2004, Pengrowth assumed certain fixed price natural gas sales contracts and firm pipeline demand charge contracts associated with the Murphy reserves. Under these contracts, Pengrowth is obligated to sell 3,886 mmbtu per day, until April 30, 2009 at an average remaining contract price of Cdn $2.31 per mmbtu. As required by GAAP, the fair value of the natural gas sales contract was recognized as a liability based on the mark-to-market value at May 31, 2004. The liability at June 30, 2006 of $15.6 million for the contracts will continue to be drawn down and recognized in income as the contracts are settled. As this is a non-cash component of income, it is not included in the calculation of distributable cash. At June 30, 2006, the mark-to-market value of the fixed price physical sales contract represented a potential loss of $22.5 million.
Oil and Gas Sales — Contribution Analysis

($ millions)	Three months ended					Six months ended
	Jun 30,	% of	Mar 31,	% of	Jun 30,	% of	Jun 30,	% of	Jun 30,	% of
Sales Revenue	2006	total	2006	total	2005	total	2006	total	2005	total

Light crude oil	134.6	47	121.1	41	107.4	42	255.7	45	207.5	42
Natural gas	92.8	33	124.4	43	102.6	41	217.2	38	199.5	41
Natural gas liquids	31.9	11	32.8	11	26.7	11	64.7	11	55.5	11
Heavy oil	22.2	8	13.2	5	15.5	6	35.4	6	28.8	6
Brokered sales/sulphur	2.0	1	0.4	—	1.0	—	2.4	—	1.8	—

Total oil and gas sales	283.5		291.9		253.2		575.4		493.1
Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of hedging, for the second quarter of 2006 compared to the first quarter of 2006.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Quarter ended March 31, 2006	121.1	124.4	32.8	13.2	0.4	291.9
Effect of change in product prices	19.6	(28.2)	0.4	9.2	—	1.0
Effect of change in sales volumes	(4.1)	(4.1)	(1.2)	(0.2)	—	(9.6)
Effect of change in hedging losses (gains)	(2.3)	0.7	—	—	—	(1.6)
Other	0.3	—	(0.1)	—	1.6	1.8

Quarter ended June 30, 2006	134.6	92.8	31.9	22.2	2.0	283.5

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of hedging, for the first six months of 2006 compared to the same period of 2005.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Year to date June 30, 2005	207.5	199.5	55.5	28.8	1.8	493.1
Effect of change in product prices	38.1	18.7	9.2	11.0	—	77.0
Effect of change in sales volumes	1.3	(1.3)	—	(4.4)	—	(4.4)
Effect of change in hedging losses	8.7	0.2	—	—	—	8.9
Other	0.1	0.1	—	—	0.6	0.8

Year to date June 30, 2006	255.7	217.2	64.7	35.4	2.4	575.4

- 10 - PENGROWTH ENERGY TRUST
Processing, Interest and Other Income

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Processing, interest & other income	4.1	3.8	7.4	7.9	11.6
$ per boe	0.80	0.71	1.39	0.76	1.09
Processing, interest and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing. This income represents the partial recovery of operating expenses reported separately.
Royalties

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Royalty expense	45.3	65.3	47.9	110.6	88.5
$ per boe	8.84	12.34	9.08	10.61	8.35

Royalties as a percent of sales	16.0%	22.4%	18.9%	19.2%	17.9%
Royalties include crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for the second quarter of 2006 compared to the first quarter of 2006 decreased by 6.4 percent. This was primarily due to a favorable adjustment of $5.0 million recorded in the second quarter for SOEP and a $1.8 million unfavorable prior period adjustment recorded in the first quarter for SOEP. SOEP has a five tier royalty regime based on gross revenue for the first three tiers and net revenue for the final two tiers. During 2005, the royalty obligation at SOEP was approximately two percent of gross revenue (Tier 2) but progressed to five percent of gross revenue (Tier 3) starting with October 2005 production. This was recognized in March 2006 when the annual royalty submission was filed. Based on Pengrowth’s forecast the royalty obligation is now in the fourth tier which is 30 percent of net revenue (gross revenue less certain capital and other costs associated with getting the gas and natural gas liquids to the project boundary) commencing with March 2006 production, which is later than previously estimated in the first quarter.
Operating Expenses

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Operating expenses	58.0	54.0	50.4	112.0	99.5
$ per boe	11.32	10.20	9.56	10.75	9.39
Operating expenses increased in the second quarter of 2006 in comparison to the first quarter of 2006 primarily due to $3.3 million of higher maintenance activity at SOEP, Judy Creek and Hanlan. Increased utility costs and higher maintenance were the most significant reasons for the increase in expenses in comparing the first half of 2006 versus the same period in 2005. Operating expenses include costs incurred to earn processing and other income reported separately.
Transportation Costs

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Light oil transportation	0.5	0.5	0.6	1.0	1.1
$ per bbl	0.27	0.27	0.30	0.27	0.30
Natural gas transportation	1.2	1.3	1.2	2.5	2.5
$ per mcf	0.09	0.09	0.09	0.09	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon industry rates and distance the product flows on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Prior to June 30, 2006, Pengrowth sold most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead, but at the first major trading point, requiring minimal transportation costs.

PENGROWTH ENERGY TRUST - 11 -
Amortization of Injectants for Miscible Floods

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Purchased and capitalized	6.7	10.6	5.7	17.3	13.3
Amortization	8.5	8.0	6.0	16.5	11.4

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005 the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2005 and 2006 will be amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods will continue to be amortized over 30 months. During the second quarter of 2006, the balance of unamortized injectant costs decreased by $1.8 million to $36.1 million.
The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating expenses. The cost of purchased injectants decreased 37 percent in the second quarter of 2006 from the first quarter of 2006 primarily due to the reduction in the price of injectants. The 18 percent increase in the second quarter of 2006 compared to the same quarter of 2005 is due to the increased ownership in Swan Hills and increased injection volumes. On a year-to-date basis, the 30 percent increase in purchased injectants is due primarily to increased price of injectants and the increased ownership in Swan Hills.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an operating netback of $33.94 per boe (after hedging) in the second quarter of 2006 compared to $29.26 per boe (after hedging) for the same period in 2005, mainly due to higher average commodity prices in 2006 partially offset by higher operating expenses.

	Three months ended			Six months ended
Combined Netbacks ($ per boe)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Sales price	$54.91	$55.04	$47.79	$54.98	$46.38
Other production income	0.41	0.07	0.19	0.24	0.17

	55.32	55.11	47.98	55.22	46.55
Processing, interest and other income	0.80	0.71	1.39	0.76	1.09
Royalties	(8.84)	(12.34)	(9.08)	(10.61)	(8.35)
Operating expenses	(11.32)	(10.20)	(9.56)	(10.75)	(9.39)
Transportation costs	(0.35)	(0.33)	(0.34)	(0.34)	(0.34)
Amortization of injectants	(1.67)	(1.51)	(1.13)	(1.58)	(1.07)

Operating netback	$33.94	$31.44	$29.26	$32.70	$28.49

	Three months ended			Six months ended
Light Crude Netbacks ($ per bbl)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Sales price	$72.67	$63.31	$56.44	$67.91	$55.45
Other production income	1.07	0.06	0.52	0.56	0.47

	73.74	63.37	56.96	68.47	55.92
Processing, interest and other income	0.50	0.59	0.51	0.54	0.44
Royalties	(11.27)	(7.23)	(9.96)	(9.22)	(8.56)
Operating expenses	(12.17)	(10.90)	(11.14)	(11.53)	(10.94)
Transportation costs	(0.27)	(0.27)	(0.30)	(0.27)	(0.30)
Amortization of injectants	(4.61)	(4.17)	(3.13)	(4.38)	(3.03)

Operating netback	$45.92	$41.39	$32.94	$43.61	$33.53

- 12 - PENGROWTH ENERGY TRUST

	Three months ended			Six months ended
Heavy Oil Netbacks ($ per bbl)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Sales price	$50.07	$29.18	$30.32	$39.52	$27.27

Processing, interest and other income	0.16	0.38	0.49	0.27	0.75
Royalties	(4.75)	(1.55)	(4.75)	(3.14)	(3.64)
Operating expenses	(16.03)	(14.16)	(15.88)	(15.09)	(17.26)

Operating netback	$29.45	$13.85	$10.18	$21.56	$7.12

	Three months ended			Six months ended
Natural Gas Netbacks ($ per mcf)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Sales price	$6.76	$8.76	$7.34	$7.77	$7.09
Other production income	0.01	0.02	—	0.01	—

	6.77	8.78	7.34	7.78	7.09

Processing, interest and other income	0.23	0.18	0.44	0.20	0.32
Royalties	(0.93)	(2.54)	(1.34)	(1.75)	(1.30)
Operating expenses	(1.66)	(1.54)	(1.16)	(1.60)	(1.12)
Transportation costs	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)

Operating netback	$4.32	$4.79	$5.19	$4.54	$4.90

	Three months ended			Six months ended
NGLs Netbacks ($ per bbl)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Sales price	$58.92	$58.23	$50.03	$58.57	$50.26

Royalties	(17.67)	(26.10)	(14.59)	(21.97)	(14.32)
Operating expenses	(10.20)	(8.65)	(9.15)	(9.41)	(7.98)

Operating netback	$31.05	$23.48	$26.29	$27.19	$27.96

Interest
Interest expense increased thirteen percent to $6.5 million for the second quarter of 2006 from $5.8 million in the first quarter of 2006 primarily due to fees related to renewing credit facilities and an increase in the average interest rate. Interest expense increased by $0.8 million in the second quarter of 2006 compared to the same period in 2005 due to higher average interest rates and increased long term debt.
General and Administrative (G&A)

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Cash G&A expense	8.1	7.5	6.4	15.6	12.7
$ per boe	1.59	1.41	1.22	1.50	1.20
Non-cash G&A expense	0.6	1.3	0.7	1.9	1.5
$ per boe	0.11	0.26	0.13	0.18	0.14

Total G&A ($ millions)	8.7	8.8	7.1	17.5	14.2
Total G&A ($ per boe)	1.70	1.67	1.35	1.68	1.34

The cash component of G&A for the second quarter of 2006 compared to both the first quarter of 2006 and the second quarter of 2005 increased primarily due to higher salaries. The decrease in non-cash G&A expense for the second quarter of 2006 relative to the first quarter of 2006 is due to the recognition of incentive programs recorded in the first quarter to attract and retain employees in a highly competitive labour market.

PENGROWTH ENERGY TRUST - 13 -
Management Fees

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Management Fee	2.1	3.2	2.0	5.3	5.2
Performance Fee	1.3	1.0	2.3	2.3	2.9

Total ($ millions)	3.4	4.2	4.3	7.6	8.1
Total ($ per boe)	0.65	0.80	0.82	0.73	0.76

Under the current management agreement, which came into effect July 1, 2003, the Manager will earn a performance fee if the Trust’s total returns exceed eight percent per annum on a three year rolling average basis. The maximum fees payable, including the performance fee, is limited to 80 percent of the fees plus expenses that would otherwise have been payable under the original management agreement that was effective prior to July 1, 2003. Commencing July 1, 2006, for the remaining three year term, the maximum fees payable is limited to 60 percent of the fees that would have been payable under the original agreement or $12 million plus expenses, whichever is lower. The current agreement expires on June 30, 2009 and does not contain a further right of renewal.
Depletion, Depreciation and Accretion

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Depletion and Depreciation	67.8	71.1	70.9	138.9	140.1
$ per boe	13.23	13.42	13.44	13.33	13.22
Accretion	3.9	3.3	3.6	7.2	7.0
$ per boe	0.76	0.63	0.67	0.69	0.66

Depletion and depreciation of property, plant and equipment and other assets is provided on the unit of production method based on total proved reserves.
Other Expenses
Other expenses consist of costs related to the consolidation of Class A and Class B trust units ($2.5 million) for the second quarter, while the remainder relates to the Saskatchewan Resource Surcharge.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing taxable income to nil. Under the Corporation’s current distribution policy, funds are withheld from distributable cash to fund future capital expenditures and repay debt. As a result of increased amounts being withheld to fund capital spending, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or changes to the corporate structure. As a result, the Corporation does not anticipate the payment of any cash income taxes in the foreseeable future.
Capital Expenditures
During the first six months of 2006, Pengrowth spent $122.2 million on development and optimization activities. The largest expenditures were at Judy Creek ($18.6 million), SOEP ($13.2 million), Bodo ($10.1 million), Quirk Creek ($8.6 million), Prespatou ($7.1 million) and Weyburn ($4.9 million). Pengrowth engages in limited exploration activities and in the first six months of 2006 most of the capital spent on development was directed towards increasing production and improving reserve recovery through infill drilling.

	Three months ended			Six months ended
($ millions)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Geological and geophysical	1.1	1.2	0.6	2.3	1.2
Drilling and completions	33.5	57.8	25.1	91.3	59.4
Plant and facilities	7.5	13.4	3.3	20.9	13.9
Land purchases	5.0	2.7	0.1	7.7	0.3

Development capital	47.1	75.1	29.1	122.2	74.8

Acquisitions	4.4	49.8	1.4	54.2	91.2

Total capital expenditures and acquisitions	51.5	124.9	30.5	176.4	166.0

- 14 - PENGROWTH ENERGY TRUST
Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $261 million for 2006, up from our previous guidance of $236 million. The $25 million increase from our previous guidance includes an additional 140 Milk River well drilling program at the Tilley field as well as an accelerated CBM drilling program. An additional $54 million was incurred to complete the Dunvegan area and other acquisitions.
Acquisitions and Dispositions
On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan area as well as some minor oil and gas properties in central Alberta for approximately $48 million.
On January 12, 2006, Pengrowth divested oil and gas properties for $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey. Pengrowth holds approximately 34 percent of the common shares of Monterey.
Financial Resources and Liquidity
Pengrowth’s long term debt at June 30, 2006 was $488.3 million, compared to $368.1 million at December 31, 2005 and $461.5 million at June 30, 2005. The $120 million increase in long term debt from December 31, 2005 is primarily due to capital expenditures, acquisitions, and the purchase of portfolio investments exceeding cash withholdings and proceeds from the Monterey transaction.
At June 30, 2006, Pengrowth maintained a $500 million term credit facility and a $35 million demand operating line of credit. These facilities were reduced by drawings of $162 million and by $17 million in letters of credit outstanding at period end. Pengrowth remains well positioned to fund its 2006 development program and to take advantage of acquisition opportunities as they arise. At June 30, 2006, Pengrowth had $357 million available to draw from its credit facilities.
Long term debt at June 30, 2006 included fixed rate term debt denominated in U.S. dollars which translated to Cdn $223.2 million. Due to the appreciation of the Canadian dollar relative to the U.S. dollar, an unrealized gain of Cdn $67.0 million has been recorded since the U.S. dollar denominated debt was issued in April of 2003. Long term debt at June 30, 2006 also included fixed rate term debt of £50 million which translated to $103.1 million Canadian. Through a series of hedging transactions, Pengrowth fixed the foreign exchange rate for all future interest payments and repayment at maturity on the U.K. pound sterling debt.
Pengrowth anticipates funding its 2006 capital expenditures through a combination of cash withholdings, unused credit facilities, proceeds from exercise of trust unit rights and the distribution reinvestment plan and any proceeds from property dispositions.
At the end of the second quarter of 2006, Pengrowth was capitalized with 12 percent net debt (long term debt less working capital) and 88 percent equity, as compared with 14 percent debt and 86 percent equity at the end of the second quarter of 2005 (based on quarter-end market capitalization). The Trust’s net debt to trailing 12 months cash generated from operations was approximately 0.9 times at the end of the second quarter of 2006, as compared to 1.2 times at the end of the second quarter of 2005.
Distributable Cash, Distributions and Taxability of Distributions
Pengrowth generated $149.1 million ($0.93 per average trust unit outstanding) of distributable cash from second quarter 2006 operations, compared to $134.0 million ($0.86 per trust unit) in the second quarter of 2005. Distributions paid or declared were $120.6 million for second quarter 2006 (2005 — $110.3 million) and as a percentage of distributable cash (payout ratio) represents approximately 81 percent (2005 — 82 percent). The following is a summary of recent monthly distributions and future key dates:

Ex-Distribution		Distribution	Distribution Amount	US $
Date *	Record Date	Payment Date	per Trust Unit	Amount**

December 28, 2005	December 30, 2005	January 15, 2006	$0.25	$0.21
January 30, 2006	February 1, 2006	February 15, 2006	$0.25	$0.22
February 27, 2006	March 1, 2006	March 15, 2006	$0.25	$0.22
March 29, 2006	March 31, 2006	April 15, 2006	$0.25	$0.22
April 27, 2006	May 1, 2006	May 15, 2006	$0.25	$0.22
May 30, 2006	June 1, 2006	June 15, 2006	$0.25	$0.22
June 28, 2006	June 30, 2006	July 15, 2006	$0.25	$0.22
July 28, 2006	July 31, 2006	August 15, 2006	$0.25	$0.22
August 29, 2006	August 31, 2006	September 15, 2006
September 27, 2006	September 29, 2006	October 15, 2006
October 30, 2006	November 1, 2006	November 15, 2006
November 29, 2006	December 1, 2006	December 15, 2006

*	To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.

**	Before applicable withholding taxes.

PENGROWTH ENERGY TRUST - 15 -
The Board of Directors may change the amount withheld in the future, depending on a number of factors, including future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board of Directors can establish a reserve for certain items including up to 20 percent of Gross Revenue to fund future capital expenditures or for the payment of royalty income in any future period.
The following discussion relates to the taxation of Canadian unitholders only. For detailed tax information relating to non-residents, please refer to our website www.pengrowth.com. Cash distributions are comprised of a return of capital portion, which is tax deferred, and return on capital portion which is taxable income. The return of capital portion reduces the cost base of a unitholders trust units for purposes of calculating a capital gain or loss upon ultimate disposition.
Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $0.75 per trust unit as cash distributions during the second quarter of 2006.
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash:

	Three months ended			Six months ended
($ thousands, except per trust unit amounts)	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	Jun 30, 2005

Cash generated from operations	118,326	191,599	126,086	309,925	262,506
Change in non-cash operating working capital	34,219	(50,339)	8,962	(16,120)	(1,051)

Funds generated from operations	152,545	141,260	135,048	293,805	261,455

Change in deferred injectants	(1,853)	2,643	(217)	790	1,962
Change in remediation trust funds	(279)	(391)	(269)	(670)	(532)
Change in deferred charges	(1,716)	788	(395)	(928)	(790)
Other	383	(123)	(120)	260	(244)

Distributable cash	149,080	144,177	134,047	293,257	261,851

Allocation of Distributable cash
Cash withheld	28,483	23,875	23,779	52,358	45,585
Distributions paid or declared	120,597	120,302	110,268	240,899	216,266

Distributable cash	149,080	144,177	134,047	293,257	261,851

Distributable cash per trust unit	0.93	0.90	0.86	1.83	1.69
Distributions paid or declared per trust unit	0.75	0.75	0.69	1.50	1.38
Payout ratio (1)	81%	83%	82%	82%	83%

(1)	Payout ratio is calculated as distributions paid or declared divided by distributable cash
At this time, Pengrowth anticipates that approximately 75 to 80 percent of 2006 distributions will be taxable to Canadian residents; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

- 16 - PENGROWTH ENERGY TRUST
Summary of Quarterly Results
The following table is a summary of quarterly results for 2006, 2005 and 2004. As this table illustrates, production and distributable cash were impacted positively by the Murphy acquisition in the second quarter of 2004.
This table also shows the relatively high commodity prices sustained throughout all quarter results, which have had a positive impact on net income and distributable cash.

2006	Q1	Q2

Oil and gas sales ($000’s)	291,896	283,532
Net income ($000’s)	66,335	110,116
Net income per trust unit ($)	0.41	0.69
Net income per trust unit — diluted ($)	0.41	0.68
Distributable cash ($000’s)	144,177	149,080
Actual distributions paid or declared per trust unit ($)	0.75	0.75
Daily production (boe)	58,845	56,325
Total production (mboe)	5,296	5,126
Average realized price ($ per boe)	55.04	54.91
Operating netback ($ per boe)	31.44	33.94

2005	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	239,913	253,189	304,484	353,923
Net income ($000’s)	56,314	53,106	100,243	116,663
Net income per trust unit ($)	0.37	0.34	0.63	0.73
Net income per trust unit — diluted ($)	0.37	0.34	0.63	0.73
Distributable cash ($000’s)	127,804	134,047	162,009	195,879
Actual distributions paid or declared per trust unit ($)	0.69	0.69	0.69	0.75
Daily production (boe)	59,082	57,988	58,894	61,442
Total production (mboe)	5,317	5,277	5,418	5,653
Average realized price ($ per boe)	44.97	47.79	56.07	62.55
Operating netback ($ per boe)	27.70	29.26	33.94	38.81

2004	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	168,771	197,284	226,514	223,183
Net income ($000’s)	38,652	32,684	51,271	31,138
Net income per trust unit ($)	0.31	0.24	0.38	0.23
Net income per trust unit — diluted ($)	0.31	0.24	0.38	0.23
Distributable cash ($000’s)	92,895	99,021	104,304	104,958
Actual distributions paid or declared per trust unit ($)	0.63	0.64	0.67	0.69
Daily production (boe)	45,668	51,451	60,151	57,425
Total production (mboe)	4,156	4,682	5,534	5,283
Average realized price ($ per boe)	40.37	41.83	40.90	42.08
Operating netback ($ per boe)	25.71	25.71	22.77	24.31
Subsequent Events
On July 24, 2006 Pengrowth and Esprit Energy Trust (Esprit) announced that they have entered into an agreement providing for the combination of Pengrowth and Esprit (the “Combination”). Under the terms of the agreement, each Esprit trust unit will be exchanged for 0.53 of a Pengrowth trust unit (the new trust units from the consolidation of Pengrowth’s Class A and Class B trust units effective on July 27, 2006). Upon completion of the Combination, existing Pengrowth and Esprit unitholders will own approximately 82 percent and 18 percent, respectively, of the combined trust. The transaction is subject to regulatory and Esprit unitholder approval and is anticipated to close in the third quarter.
On June 23, 2006, the unitholders of Pengrowth voted to consolidate the Class A trust units and Class B trust units into one class of trust units. On June 27, 2006, the restriction on the Class B trust units that they may only be held by residents of Canada was eliminated. As of July 27, 2006, the Class A trust units were delisted from the Toronto Stock Exchange and the Class B trust units were renamed as Trust Units and their trading symbol on the Toronto Stock Exchange was changed to PGF.UN.
Also on July 27, 2006, all of the issued and outstanding Class A trust units were converted into Trust Units on the basis of one trust unit for each whole Class A trust unit held (with the exception of Class A trust units held by Canadian residents who provided a residency

PENGROWTH ENERGY TRUST - 17 -
declaration to Computershare Trust Company of Canada) and the Trust Units were substitutionally listed in place of the Class A trust units on the New York Stock Exchange under the symbol PGH.
Outlook
At this time, Pengrowth is increasing the lower end of its forecast range to 56,000 from 55,500 boe per day resulting in revised full year production guidance of 56,000 to 57,500 boe per day. This estimate incorporates production additions from the Dunvegan area acquisition and Pengrowth’s 2006 development program, offset by the disposition of properties to Monterey and the impact of normal production declines.
In line with Pengrowth’s previous guidance, total operating expenses for 2006 are expected to remain at approximately $220.0 million. Assuming Pengrowth’s average production results for 2006 are as forecast above, Pengrowth now estimates 2006 operating expenses per boe of between $10.50 and $10.75 and combined G&A and management fees of approximately $2.30 to $2.40 per boe.
Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $261 million for 2006, up from our previous guidance of $236 million. An additional $54 million was incurred to complete the Dunvegan area and other acquisitions. The $25 million increase from our previous guidance includes an additional 140 Milk River well drilling program at the Tilley field as well as an additional CBM drilling program. Currently our budgeted expenditures include a 400 gross well full year drilling program with 100 wells drilled during the first six months of 2006. Forty one gross (17.6 net) wells were drilled in the second quarter of 2006.
Assuming the continuity of current market conditions, subject to Board approval, Pengrowth expects monthly distributions during the third quarter to be maintained at $0.25 per trust unit up to and including the November 15, 2006 distribution.
James S. Kinnear
Chairman, President and Chief Executive Officer
August 2, 2006

- 18 - PENGROWTH ENERGY TRUST
Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES (All volumes stated below are net to Pengrowth unless otherwise stated)
NORTH EAST BRITISH COLUMBIA (NEBC)
•	At Gutah five of seven wells from the first quarter drilling program are on production. In addition, three of four previously drilled high interest wells have also come on production. The three remaining wells are to be tied-in during the first quarter of 2007.

•	The Prespatou compression facility expansion to 12 mmcf per day (gross) was completed.

•	At Rigel, an operated gas-cap producer was tied-in and is producing at 1 mmcf per day (gross).

•	A recompletion at Wildmint was tied-in and is on production.

•	At West Weasel a compression installation project was completed.

•	Two new wells were successfully recompleted at Beatton River.

•	There were no new wells drilled in NEBC during the second quarter and the summer drilling program is scheduled to commence in the third quarter.
GUTAH AREA
CENTRAL
•	Seven additional Weyburn wells were drilled and are on production. Wells drilled in 2006 now total 17 wells. This year’s drilling program has been expanded from 40 to 51 wells.

•	At Swan Hills, two additional wells were drilled in the second quarter. The fourth well of the 2006 program will be completed in the third quarter.

•	Tie-in work on three new West Pembina wells was underway at the end of the second quarter and they are scheduled to come on production during the third quarter.

•	A well drilled in the first quarter at Judy Creek began production at the end of the second quarter at a rate of 250 bbls of oil per day.

•	One new Judy Creek well was drilled and will be tied-in during the third quarter.

•	Production in the Central area was negatively impacted by approximately 200 boe per day due to well and facilities being temporarily shut-in for major planned maintenance. The maintenance outages occurred at the Hanlan, McLeod and Kaybob fields.

PENGROWTH ENERGY TRUST - 19 -
SOUTHERN
•	Completions on the 11 wells of phase one of the Coalbed Methane (CBM) program began at the end of the second quarter. Tie-ins are anticipated in the third quarter.
CBM PROGRAM
•	A 50 well CBM program (Phase 2) was approved and will begin drilling in the third quarter.

•	Three wells of the 11 well Princess drilling program were completed. The remainder of this program will be concluded in the third quarter.

•	Nine wells were drilled in the Three Hills area (six operated and three non-operated). Eight of the wells were cased and one was drilled and abandoned. Additional drilling will continue throughout the third quarter.
THREE HILLS CREEK
•	At Monogram, a 14 well re-frac program was completed with encouraging results. A larger 50 well re-frac program is planned for the third quarter.

•	Completion of the new Quirk Creek well has been delayed to the third quarter due to requirements for additional regulatory approvals.

•	Planned maintenance at Princess and generally wet weather conditions in Southern Alberta during spring break-up resulted in approximately 20 boe per day on average for the quarter being temporarily shut-in.

- 20 - PENGROWTH ENERGY TRUST
HEAVY OIL
•	The polymer injection pilot began at East Bodo. The pilot is currently operating as anticipated with detailed monitoring to continue throughout 2006.

•	At East Bodo, three horizontal wells were drilled and cased. Tie-ins are expected early in the third quarter and additional horizontal drilling is planned.

•	An extremely wet spring break-up resulted in approximately 40 boe per day on average for the quarter being temporarily shut-in.
BODO HORIZONTAL WELLS
SABLE OFFSHORE ENERGY PROJECT (SOEP)
Production
•	Second quarter gross raw gas production from the five SOEP fields, Thebaud, Venture, North Triumph, Alma and South Venture, averaged 330 mmcf per day (28 mmcf per day net).

•	Monthly raw production for April, May and June was 333 mmcf per day (28 mmcf per day net); 321 mmcf per day (27 mmcf per day net); and 337 mmcf per day (28 mmcf per day net), respectively.

•	Production was reduced in the second quarter due to ten days of shutdown time required to install the compression jacket and topsides.

•	Pengrowth shipped approximately 68,000 bbls of condensate in the second quarter.

•	Alma 3 was perforated on March 31, 2006 and started production on April 7, 2006.
Tier II Status as of June 30, 2006
•	The compression jacket arrived at the SOEP site on May 13, 2006 and was set in place on May 16, 2006 with pile driving completed on May 21, 2006.

•	The compression topsides arrived on location on May 22, 2006 and were placed on the jacket on May 28, 2006.

•	The drilling rig Galaxy II was moved to Thebaud to act as an accommodation vessel to support the compressor installation.

•	Cut-in work continued at the Thebaud facilities in preparation for the start-up of the compressor.

•	In-service for the compressor is scheduled for late 2006.

PENGROWTH ENERGY TRUST - 21 -
Consolidated Balance Sheets
(Stated in thousands of dollars)

	As at	As at
	June 30	December 31
	2006	2005
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash	$1,197	$—
Accounts receivable	117,578	127,394

	118,775	127,394

REMEDIATION TRUST FUNDS	8,999	8,329

DEFERRED CHARGES (Note 7)	6,539	4,886

LONG TERM INVESTMENTS (Note 3)	26,990	—

GOODWILL	182,835	182,835

PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	2,081,403	2,067,988

	$2,425,541	$2,391,432

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$—	$14,567
Accounts payable and accrued liabilities	103,866	111,493
Distributions payable to unitholders	80,437	79,983
Due to Pengrowth Management Limited	3,424	8,277
Note payable	20,000	20,000
Other liabilities (Note 11)	8,198	5,279

	215,925	239,599

CONTRACT LIABILITIES	10,767	12,937

LONG TERM DEBT (Note 2)	488,310	368,089

ASSET RETIREMENT OBLIGATIONS (Note 6)	187,925	184,699

FUTURE INCOME TAXES	91,764	110,112

TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 4)	2,533,040	2,514,997
Contributed surplus (Note 4)	4,905	3,646
Deficit (Note 4)	(1,107,095)	(1,042,647)

	1,430,850	1,475,996

SUBSEQUENT EVENTS (Notes 4 and 12)
	$2,425,541	$2,391,432

See accompanying notes to the consolidated financial statements.

- 22 - PENGROWTH ENERGY TRUST

Consolidated Statements of Income and Deficit
(Stated in thousands of dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
		2006	2005	2006	2005

REVENUES
Oil and gas sales		$283,532	$253,189	$575,428	$493,103
Processing and other income		3,986	5,614	7,205	9,732
Royalties, net of incentives		(45,290)	(47,899)	(110,625)	(88,465)

		242,228	210,904	472,008	414,370
Interest and other income		131	1,730	696	1,842

NET REVENUE		242,359	212,634	472,704	416,212

EXPENSES
Operating		58,002	50,435	112,020	99,514
Transportation		1,781	1,808	3,539	3,615
Amortization of injectants for miscible floods		8,535	5,961	16,507	11,353
Interest		6,511	5,709	12,289	11,142
General and administrative		8,697	7,125	17,517	14,206
Management fee		3,317	4,343	7,558	8,051
Foreign exchange (gain) loss (Note 8)		(10,359)	2,425	(9,120)	3,785
Depletion and depreciation		67,827	70,904	138,883	140,053
Accretion (Note 6)		3,903	3,550	7,231	6,953
Unrealized loss on commodity contracts (Notes 1 and 11)		3,389	—	3,389	—
Other expenses		3,806	885	4,777	1,714

		155,409	153,145	314,590	300,386

NET INCOME BEFORE TAXES		86,950	59,489	158,114	115,826

INCOME TAX EXPENSE (REDUCTION)
Capital		(498)	424	11	892

Future		(22,668)	5,959	(18,348)	5,514

		(23,166)	6,383	(18,337)	6,406

NET INCOME		$110,116	$53,106	$176,451	$109,420

Deficit, beginning of period		(1,096,614)	(972,680)	(1,042,647)	(922,996)

Distributions paid or declared		(120,597)	(110,268)	(240,899)	(216,266)

DEFICIT, END OF PERIOD		$(1,107,095)	$(1,029,842)	$(1,107,095)	$(1,029,842)

NET INCOME PER TRUST UNIT (Note 4)	Basic	$0.69	$0.34	$1.10	$0.71

	Diluted	$0.68	$0.34	$1.10	$0.70

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 23 -

Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$110,116	$53,106	$176,451	$109,420
Depletion, depreciation and accretion	71,730	74,454	146,114	147,006
Future income taxes	(22,668)	5,959	(18,348)	5,514
Contract liability amortization	(1,320)	(1,449)	(2,640)	(2,898)
Amortization of injectants	8,535	5,961	16,507	11,353
Purchase of injectants	(6,682)	(5,744)	(17,297)	(13,315)
Expenditures on remediation	(2,470)	(1,506)	(3,850)	(2,624)
Unrealized foreign exchange (gain) loss (Note 8)	(10,360)	3,160	(9,360)	4,680
Unrealized loss on commodity contracts (Notes 1 and 11)	3,389	—	3,389	—
Trust unit based compensation (Note 5)	559	712	1,911	1,529
Deferred charges	—	—	(2,364)	—
Amortization of deferred charges	1,716	395	3,292	790
Changes in non-cash operating working capital (Note 9)	(34,219)	(8,962)	16,120	1,051

	118,326	126,086	309,925	262,506

FINANCING
Distributions	(120,400)	(108,040)	(240,445)	(213,797)
Change in long term debt, net	76,000	(4,031)	127,000	90,969
Proceeds from issue of trust units	7,948	6,647	17,391	16,530

	(36,452)	(105,424)	(96,054)	(106,298)

INVESTING
Expenditures on property and other acquisitions	(4,377)	(1,616)	(54,162)	(91,566)
Expenditures on property, plant and equipment	(47,176)	(28,901)	(122,254)	(74,436)
Proceeds on property dispositions	1,051	—	17,753	—
Change in remediation trust fund	(279)	(269)	(670)	(532)
Purchase of marketable securities	(19,990)	—	(19,990)	—
Change in non-cash investing working capital (Note 9)	(3,565)	3,192	(18,784)	—

	(74,336)	(27,594)	(198,107)	(166,534)

CHANGE IN CASH AND BANK INDEBTEDNESS	7,538	(6,932)	15,764	(10,326)

BANK INDEBTEDNESS AT BEGINNING OF PERIOD	(6,341)	(7,608)	(14,567)	(4,214)

CASH (BANK INDEBTEDNESS) AT END OF PERIOD	$1,197	$(14,540)	$1,197	$(14,540)

See accompanying notes to the consolidated financial statements.

- 24 - PENGROWTH ENERGY TRUST

Notes To Consolidated Financial Statements
(Unaudited)
June 30, 2006
(Tabular dollar amounts are stated in thousands of dollars except per trust unit amounts)
1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation (the “Corporation”) and its subsidiaries (collectively referred to as “Pengrowth”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”).

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005, except as discussed below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2005.

FINANCIAL INSTRUMENTS
Effective May 1, 2006, Pengrowth no longer designates new commodity contracts as hedges. Commodity contracts that do not qualify as hedges, or are not designated as hedges, are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to commodity prices are recognized in natural gas and crude oil revenues as the related sales occur. Unrealized gains and losses are recognized in other expenses at the end of each respective reporting period. The fair value of derivative instruments is based on quoted market prices or, in its absence, estimated using third party market indications and forecasts.

Commodity contracts are used by Pengrowth to manage economic exposure to market risks relating to commodity prices. Pengrowth’s policy is not to utilize derivative financial instruments for speculative purposes.

Financial derivative contracts previously designated as hedges continue to be designated as hedges and are accounted for as disclosed in the annual financial statements.

2.	LONG TERM DEBT

	As at	As at
	June 30,	December 31,
	2006	2005

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93 percent due April 2010	$167,430	$174,450
U.S. $50 million senior unsecured notes at 5.47 percent due April 2013	55,810	58,150

	223,240	232,600

Pounds sterling denominated £50 million unsecured notes at 5.46 percent due December 2015	103,070	100,489
Canadian dollar revolving credit facility	162,000	35,000

	$488,310	$368,089

On June 16, 2006, Pengrowth entered into a new $500 million extendible revolving term credit facility syndicated among eight financial institutions. The facility is unsecured, covenant based and has a three year term. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end

PENGROWTH ENERGY TRUST - 25 -

of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit for working capital purposes. The facilities were reduced by drawings of $162 million and by outstanding letters of credit in the amount of approximately $17 million at June 30, 2006.
3.	LONG TERM INVESTMENTS

	June 30, 2006	December 31, 2005

Portfolio investments	$19,990	—
Equity investments	7,000	—

	$26,990	—

PORTFOLIO INVESTMENTS
On July 24, 2006, Pengrowth announced an agreement providing for the combination of Pengrowth and Esprit Energy Trust (Esprit) (See Note 12). As at June 30, 2006, Pengrowth held 1,489,000 Esprit trust units. The investment is accounted for at cost. Distributions are recorded in income as received.
EQUITY INVESTMENTS
On January 12, 2006 Pengrowth closed certain transactions with Monterey Exploration Ltd. (Monterey) under which Pengrowth has sold certain oil and gas properties for $22 million in cash, less closing adjustments, and 8,048,132 common shares of Monterey. As of June 30, 2006, Pengrowth held approximately 34 percent of the common shares of Monterey.
Pengrowth utilizes the equity method of accounting for the investment in Monterey. The investment is initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings of Monterey. Any dividends received or receivable from Monterey would reduce the carrying value of the investment.
4.	TRUST UNITHOLDERS’ EQUITY

Trust Unitholders’ Capital

The total authorized capital of Pengrowth is 500,000,000 trust units.

Total Trust Units:

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of period	159,864,083	$2,514,997	152,972,555	$2,383,284
Issued for the Crispin acquisition (non-cash)	—	—	4,225,313	87,960
Issued for cash on exercise of trust unit options and rights	427,548	6,650	1,512,211	21,818
Issued for cash under Distribution Reinvestment Plan (DRIP)	485,648	10,741	1,154,004	20,726
Trust unit rights incentive plan (non-cash exercised)	—	652	—	1,209

Balance, end of period	160,777,279	$2,533,040	159,864,083	$2,514,997

- 26 - PENGROWTH ENERGY TRUST

Class A Trust Units:

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of period	77,524,673	$1,196,121	76,792,759	$1,176,427
Issued for the Crispin acquisition (non-cash)	—	—	686,732	19,002
Trust units converted	2,760	43	45,182	692

Balance, end of period	77,527,433	$1,196,164	77,524,673	$1,196,121

Class B Trust Units:

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of period	82,301,443	$1,318,294	76,106,471	$1,205,734
Trust units converted	1,095	17	(9,824)	(151)
Issued for the Crispin acquisition (non-cash)	—	—	3,538,581	68,958
Issued for cash on exercise of trust unit options and rights	427,548	6,650	1,512,211	21,818
Issued for cash under Distribution Reinvestment Plan (DRIP)	485,648	10,741	1,154,004	20,726
Trust unit rights incentive plan (non-cash exercised)	—	652	—	1,209

Balance, end of period	83,215,734	$1,336,354	82,301,443	$1,318,294

Unclassified Trust Units:

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of period	37,967	$582	73,325	$1,123
Converted to Class A or Class B trust units	(3,855)	(60)	(35,358)	(541)

Balance, end of period	34,112	$522	37,967	$582

Class A Trust Unit and Class B Trust Unit Consolidation
On June 23, 2006 the Pengrowth unitholders voted to consolidate the Class A trust units and Class B trust units into one class of trust units (“consolidated trust units”). As a result:
• Effective as of 5:00 p.m. (MDT) on June 27, 2006, the restrictions on the Class B trust units that provided that the Class B trust units may only be held by residents of Canada was eliminated.
• Effective as of 5:00 p.m. (MDT) on July 27, 2006;
•	the Class A trust units were delisted from the Toronto Stock Exchange (effective as of the close of markets);

•	the Class B trust units were renamed consolidated trust units and the trading symbol of the consolidated trust units was changed from PGF.B to PGF.UN;

•	all of the issued and outstanding Class A trust units were converted into consolidated trust units on the basis of one consolidated trust unit for each whole Class A trust unit previously held (with the exception of Class A trust units held by residents of Canada who have provided a residency declaration to the Trustee);

•	the consolidated trust units were substitutionally listed in place of the Class A trust units on the New York Stock Exchange under the symbol “PGH”; and

•	the unclassified trust units were converted into consolidated trust units on the basis of one consolidated trust unit for each unclassified trust unit held.

PENGROWTH ENERGY TRUST - 27 -

Per Trust Unit Amounts
The per trust unit amounts of net income are based on the following weighted average trust units outstanding for the period. The weighted average trust units outstanding for the three months ended June 30, 2006 were 160,592,175 trust units (June 30, 2005 – 156,718,379 trust units) and for the six months ended June 30, 2006 were 160,371,752 trust units (June 30, 2005 – 155,062,147). In computing diluted net income per trust unit, 725,888 trust units were added to the weighted average number of trust units outstanding during the three months ended June 30, 2006 (June 30, 2005 – 425,749 trust units) and 636,185 trust units were added to the weighted average number of trust units outstanding during the six months ended June 30, 2006 (June 30, 2005 – 499,559) for the dilutive effect of trust unit options, rights and deferred entitlement trust units (DEU’s). For the three months ended June 30, 2006, no anti-dilutive options, rights or DEU’s (June 30, 2005 – 333,583) and for the six months ended June 30, 2006 no anti-dilutive options, rights or DEU’s (June 30, 2005 – 823,325), were excluded from the diluted net income per trust unit calculation as their effect is anti-dilutive.
Contributed Surplus

	Six months ended	Twelve months ended
	June 30, 2006	December 31, 2005

Balance, beginning of period	$3,646	$1,923
Trust unit rights incentive plan (non-cash expensed)	763	1,740
Deferred entitlement trust units (non-cash expensed)	1,148	1,192
Trust unit rights incentive plan (non-cash exercised)	(652)	(1,209)

Balance, end of period	$4,905	$3,646

Deficit

	As at	As at
	June 30, 2006	December 31, 2005

Accumulated earnings	$1,229,834	$1,053,383
Accumulated distributions paid or declared	(2,336,929)	(2,096,030)

	$(1,107,095)	$(1,042,647)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non cash expenses such as depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
5.	TRUST UNIT BASED COMPENSATION PLANS

Trust Unit Option Plan
As at June 30, 2006, options to purchase 131,813 Class B trust units were outstanding (December 31, 2005 – 259,317) that expire at various dates to June 28, 2009. All outstanding trust unit options were fully expensed by December 31, 2004.

	Six months ended		Twelve months ended
	June 30, 2006		December 31, 2005
		Weighted		Weighted
Trust unit options	Number	average	Number	average
	of options	exercise price	of options	exercise price

Outstanding at beginning of period	259,317	$17.28	845,374	$16.97
Exercised	(127,504)	$18.07	(558,307)	$16.74
Expired	—	—	(27,750)	$18.63

Outstanding and exercisable at period-end	131,813	$16.52	259,317	$17.28

Trust Unit Rights Incentive Plan
As at June 30, 2006, rights to purchase 1,558,050 Class B trust units were outstanding (December 31, 2005 – 1,441,737) that expire at various dates to February 27, 2011.
Compensation expense associated with the trust unit rights granted during 2006 was based on the estimated fair value of $1.86 per trust unit right. The fair value of trust unit rights granted during the six months ended June 30, 2006 was

- 28 - PENGROWTH ENERGY TRUST

estimated at 8 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 4.1 percent, volatility of 19 percent and reductions in the exercise price over the life of the trust unit rights. For the six months ended June 30, 2006, compensation expense of $763,000 (June 30, 2005 - $1,058,000) related to the trust unit rights was recorded.

	Six months ended		Twelve months ended
	June 30, 2006		December 31, 2005
		Weighted		Weighted
Trust unit rights	Number	average	Number	average
	of rights	exercise price	of rights	exercise price

Outstanding at beginning of period	1,441,737	$14.85	2,011,451	$14.23
Granted (1)	444,909	$23.20	606,575	$18.34
Exercised	(300,044)	$14.48	(953,904)	$12.81
Cancelled	(28,552)	$16.03	(222,385)	$16.19

Outstanding at period-end	1,558,050	$16.46	1,441,737	$14.85

Exercisable at period-end	826,456	$14.46	668,473	$13.73

(1)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.
Long Term Incentive Program
As at June 30, 2006, 341,923 DEU’s were outstanding (December 31, 2005 – 185,591), including accrued distributions re-invested to June 30, 2006. The DEU’s vest on various dates to February 27, 2009. For the six months ended June 30, 2006, Pengrowth recorded compensation expense of $1,148,000 (June 30, 2005 — $471,000) associated with the DEU’s based on the weighted average estimated fair value of $20.69 (2005 — $18.14) per DEU.

	Six months ended	Twelve months ended
Number of DEU’s	June 30, 2006	December 31, 2005

Outstanding, beginning of period	185,591	—
Granted	152,930	194,229
Cancelled	(19,648)	(26,258)
Deemed DRIP	23,050	17,620

Outstanding, end of period	341,923	185,591

Trust Unit Award Plans
Effective February 27, 2006, Pengrowth established a new incentive plan to reward and retain employees whereby Class B trust units and cash will be awarded to eligible employees. Employees will receive the trust units and cash on or about July 1, 2007. Pengrowth acquired the Class B trust units to be awarded on the open market for $2.4 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight line basis over 16 months. In addition, the cash portion of the incentive plan of approximately $1.1 million is being accrued over 16 months.
During the three months ended June 30, 2006, $1.9 million has been charged to net income and during the six months ended June 30, 2006, $3.5 million has been charged to net income for the February 27, 2006 and July 13, 2005 plans.

PENGROWTH ENERGY TRUST - 29 -
6.	ASSET RETIREMENT OBLIGATIONS

	Six months ended	Twelve months ended
	June 30, 2006	December 31, 2005

Asset retirement obligations, beginning of period	$184,699	$171,866
Increase (decrease) in liabilities related to:
Acquisitions	362	6,347
Additions	983	1,972
Disposals	(1,500)	(3,844)
Revisions	—	1,549
Accretion expense	7,231	14,162
Liabilities settled during the period	(3,850)	(7,353)

Asset retirement obligations, end of period	$187,925	$184,699

7.	DEFERRED CHARGES

	As at	As at
	June 30, 2006	December 31,2005

Imputed interest on note payable – net of accumulated amortization of $3,233 (2005 - $2,859)	$374	$748

U.S. debt issue costs – net of accumulated amortization of $968 (2005 - $816)	1,173	1,325
Deferred compensation expense – net of accumulated amortization of $4,874 (2005 - $2,143)	1,770	2,141
U.K. debt issue costs – net of accumulated amortization of $40 (2005 - $5)	641	672
Deferred foreign exchange loss on revaluation of U.K. debt hedge	2,581	—

	$6,539	$4,886

8.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$(10,360)	$3,160	$(9,360)	$4,680
Realized foreign exchange (gain) loss	1	(735)	240	(895)

	$(10,359)	$2,425	$(9,120)	$3,785

The U.S. dollar and U.K. pound sterling denominated debt are translated into Canadian dollars at the Bank of Canada exchange rate in effect at the close of business on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar denominated debt are included in income. Foreign exchange gains and losses on translating the U.K pound sterling denominated debt and the associated gains and losses on the U.K. pound sterling denominated exchange swap are deferred and included in deferred charges.

- 30 - PENGROWTH ENERGY TRUST
9.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital Cash provided by (used for):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Accounts receivable	$(22,906)	$3,636	$9,816	$2,544
Inventory	—	—	—	439
Accounts payable and accrued liabilities	(7,048)	(11,311)	11,157	1,254
Due to Pengrowth Management Limited	(4,265)	(1,287)	(4,853)	(3,186)

	$(34,219)	$(8,962)	$16,120	$1,051

Change in Non-Cash Investing Working Capital Cash provided by (used for):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Accounts payable for capital accruals	$(3,565)	$3,192	$(18,784)	$—

Cash Payments

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Cash payments made (refund received) for taxes	$(341)	$424	$167	$892
Cash payments made for interest	$11,350	$8,314	$12,443	$10,189

10.	FINANCIAL INSTRUMENTS

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at June 30, 2006, Pengrowth had fixed the price and applied hedge accounting to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl per day)	Point	per bbl

Financial:
Jul 1, 2006 – Dec 31, 2006	4,000	WTI (1)	$64.08 Cdn

PENGROWTH ENERGY TRUST - 31 -
Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu per day)	Point	per mmbtu

Financial:
Jul 1, 2006 – Dec 31, 2006	2,500	Transco Z6 (1)	$10.63 Cdn
Jul 1, 2006 – Dec 31, 2006	2,370	AECO	$ 8.03 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed.
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At June 30, 2006, the amount Pengrowth would pay (receive) to terminate the financial crude oil and natural gas contracts would be $14.5 million and $(1.4) million, respectively.
As at June 30, 2006, Pengrowth had fixed the price and recognized the mark-to-market loss on future production as follows:
Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl per day)	Point	per bbl

Financial:
Jan 1, 2007 – Dec 31, 2007	2,000	WTI (1)	$79.50 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu per day)	Point	per mmbtu

Financial:
Nov 1, 2006 – Oct 1, 2007	5,000	Transco Z6 (1)	$10.62 Cdn
Nov 1, 2006 – Oct 1, 2007	5,000	Chicago MI(1)	$ 9.69 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed.
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At June 30, 2006, the amount Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $3.3 million and $0.1 million, respectively.
Natural Gas Fixed Price Sales Contract:
Pengrowth also has a natural gas fixed price physical sales contract outstanding which was assumed in the 2004 Murphy acquisition, the details of which are provided below:

	Volume	Price
Remaining Term	(mmbtu per day)	per mmbtu (2)

2006 to 2009
Jul 1, 2006 – Oct 31, 2006	3,886	$2.23 Cdn
Nov 1, 2006 – Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – Apr 30, 2009	3,886	$2.40 Cdn

(2)	Reference price based on AECO
As at June 30, 2006, the amount Pengrowth would pay to terminate the natural gas fixed price sales contract would be $22.5 million.

- 32 - PENGROWTH ENERGY TRUST
Fair Value of Financial Instruments
The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable, long term investments and remediation trust funds approximate their fair value due to their short maturity. The fair value of the other financial instruments is as follows:

	As at June 30, 2006		As at December 31, 2005
		Net Book		Net Book
	Fair Value	Value	Fair Value	Value

Remediation Funds	$9,450	$8,999	$9,071	$8,329
U.S. dollar denominated debt	210,510	223,240	220,187	232,600
£ denominated debt	99,283	103,070	101,257	100,489

11.	OTHER LIABILITIES

	As at	As at
	June 30, 2006	December 31,2005

Current portion of contract liabilities	$4,809	$5,279
Unrealized mark-to-market loss on commodity contracts	3,389	—

	$8,198	$5,279

12.	SUBSEQUENT EVENT

On July 24, 2006, Pengrowth and Esprit Energy Trust (Esprit) announced that they have entered into an agreement (the “Agreement”) providing for the combination of Pengrowth and Esprit (the “Combination”). Under the terms of the Agreement, each Esprit trust unit will be exchanged for 0.53 of a Pengrowth trust unit (the new trust units from the consolidation of Pengrowth’s Class A and Class B trust units effective on July 27, 2006). The Esprit Board of Directors has the authority to grant Esprit unitholders a one time special distribution of up to $0.30 per Esprit trust unit, payable prior to closing the Combination. The Esprit Board of Directors have advised that they intend to make that declaration. The transaction is subject to regulatory and Esprit unitholder approval and is anticipated to close in the third quarter.

PENGROWTH ENERGY TRUST - 33 -
Corporate Information
DIRECTORS OF PENGROWTH
CORPORATION
Thomas A. Cumming
Business Consultant
Wayne K. Foo
President & CEO, Petro Andina
Resources Inc.
Kirby L. Hedrick
Business Consultant
James S. Kinnear; Chairman
President, Pengrowth Management
Limited
Michael S. Parrett
Business Consultant
A. Terence Poole
Executive Vice-President, Corporate
Strategy and Development, Nova
Chemicals Corporation
Stanley H. Wong
President, Carbine Resources Ltd.
John B. Zaozirny; Lead Director
Counsel, McCarthy Tetrault
Director Emeritus
Thomas S. Dobson
President, T.S. Dobson Consultant Ltd.
Francis G. Vetsch
President, Vetsch Resource Management
Ltd.
OFFICERS OF PENGROWTH
CORPORATION
James S. Kinnear
Chairman, President and Chief Executive
Officer
Christopher Webster
Chief Financial Officer
Gordon M. Anderson
Vice President, Finance
Doug C. Bowles
Vice President and Controller
James Causgrove
Vice President, Production and
Operations
Peter Cheung
Treasurer
William Christensen
Vice President, Strategic Planning and
Reservoir Exploitation
Charles V. Selby
Vice President and Corporate Secretary
Larry B. Strong
Vice President, Geosciences
TRUSTEE
Computershare Trust Company of
Canada
BANKERS
Bank Syndicate Agent: Royal Bank of
Canada
AUDITORS
KPMG LLP
ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.
ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet

*6 mcf of gas = 1 barrel of oil
PENGROWTH AND A STRONG
COMMUNITY
Pengrowth believes in enhancing the
community where our employees live and
work. Pengrowth and Pengrowth
Management Limited support causes and
institutions both financially and through
volunteer efforts and are proud of these
associations and partnerships with many
community-building non-profit
organizations.
Pengrowth has a substantial investment
in our community though many of the
costs are attributed to Pengrowth
Management, Pengrowth Energy Trust
unitholders benefit through the visibility
associated with these vital partnerships.
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.un
The New York Stock Exchange:
Symbol: PGH
PENGROWTH ENERGY TRUST
Head Office
Suite 2900, 240 – 4 Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website: http://www.pengrowth.com
Toronto Office
Scotia Plaza,, 40 King Street West
Suite 3006 – Box 106
Toronto, Ontario M5H 3Y2 Canada
Telephone: (416) 362-1748
Toll-Free: (888) 744-1111
Facsimile: (416) 362-8191
Halifax Office
Purdy’s Tower 1 — Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia B3J 2N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
London Office
33 St. James Square
London, England SW1 Y4JS
Telephone: 011 (44) 207-661-9591
Facsimile: 011 (44) 207-661-9592
INVESTOR RELATIONS
For investor relations enquiries, please
contact:
Investor Relations, Calgary
Telephone: (403) 233-0224
Toll-Free: (888) 744-1111
Facsimile: (403) 294-0051
Email: investorrelations@pengrowth.com

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, JAMES S. KINNEAR, Chairman, President and Chief Executive Officer of Pengrowth Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pengrowth Energy Trust (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
DATED August 11, 2006.

“James S. Kinnear”

Signature

Chairman, President and Chief Executive Officer

Title

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Christopher G. Webster, Chief Financial Officer of Pengrowth Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pengrowth Energy Trust (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
DATED August 11, 2006.

“Christopher G. Webster”

Signature

Chief Financial Officer

Title